FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 31, 2022

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate reports filed with the Israeli Securities Authority, on January 31, 2022

The Registrant filed with the Israeli Securities Authority on January 31, 2022, a report noting its senior office holders' list as of the report date as follows: Doron Haim Cohen – Chairman of the Board; Gustavo Traiber – Independent Director; Shmuel Hauser – External Director; Varda Liberman - External Director; Eran Shenar - Director; Itamar Yehuda Regev – Director; Michael Joseph Salkind – Director; Baruch Itzhak– Director; Daniel Sapir – CEO; Shai Amsalem – CFO; Liat Menahemi – VP Legal Affairs and Corporate Secretary; Nadav Amsalem – VP Business Customers; Yaniv Koriat – CTO; Teimuraz Romashvili – VP Sales and International Activity; Victor Malka – CIO; Eli Adadi – VP Retail and CEO of Dynamica Communications Chain Stores Ltd.; Ilan Sigal – VP Business Development and CEO of Golan Telecom Ltd.; Ami Shtramer – VP Customer Service; Yizhak Ravid – Internal Auditor, Ronnen Shles – Controller._

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 31, 2022	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary